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

                                                                 EXHIBIT 11

         BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES
                COMPUTATION OF EARNINGS PER COMMON SHARE
                (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                           (UNAUDITED)
                                               Three Months   Six Months
                                              Ended June 30,  Ended June 30,
                                              1997  1996      1997  1996

Net income

  Primary:


    Net income available for
      common shareholders                  $  235  $  211  $  385   $  398
                                           ======  ======  ======   ======

Weighted average number of shares
---------------------------------

  Primary:
    Average common shares outstanding       154.3    152.2   154.1   151.2
    Common share equivalents resulting
      from assumed exercise of stock
      options                                 2.9      3.9     3.1     4.4
                                           ------   ------  ------  ------
                                            157.2    156.1   157.2   155.6
                                           ======   ======  ======  ======

Net income per common share
---------------------------

  Primary                                  $ 1.50   $ 1.35  $ 2.45  $ 2.56

Primary earnings per common share are computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding. Common share equivalents are computed using the treasury stock method. An average market price is used to determine the number of common share equivalents for primary earnings per common share. Fully diluted earnings per share are not included as the computation results in less than three percent dilution compared to primary earnings per share.
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